UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 20, 2020

GORES METROPOULOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38791	83-1804317
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9800 Wilshire Blvd.
Beverly Hills, CA	90212
(Address of principal executive offices)	(Zip Code)

(310) 209-3010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GMHI	Nasdaq Capital Market
Warrants	GMHIW	Nasdaq Capital Market
Units	GMHIU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On November 20, 2020, Luminar Technologies, Inc. (“Luminar”), with which Gores Metropoulos, Inc. (the “Company”) has signed a definitive merger agreement (the “Merger Agreement”), issued a press release announcing Luminar’s entry into an agreement with Mobileye Vision Technologies Ltd (“Mobileye”), to supply Luminar’s technology to Mobileye for use in Mobileye’s business. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information about the Transactions and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) and has mailed the definitive proxy statement/consent solicitation statement/prospectus contained therein and other relevant documents to its stockholders. The Registration Statement is now effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, contains important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Company stockholders and other interested persons are advised to read the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed transactions. The definitive proxy statement/consent solicitation statement/prospectus has been mailed to Company stockholders as of October 14, 2020, the record date established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Company stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

The Company, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed transactions. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed transactions. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is included in the Registration Statement.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on the Company’s or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

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These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither the Company nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated November 20, 2020.

104	The cover page of the Current Report on Form 8-K, formatted in Inline XBRL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Metropoulos, Inc.

Date: November 20, 2020	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer
and Secretary

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Exhibit 99.1

LUMINAR ACCELERATES COMMERCIAL

MOMENTUM WITH MOBILEYE DESIGN WIN

The leader in automotive ADAS chooses the leader in lidar technology for level 4 autonomy solutions

PALO ALTO, CALIF. - November 20, 2020— Luminar Technologies, Inc. (“Luminar”), the global leader in automotive lidar hardware and software technology, which is currently in the process of becoming a public company through its expected merger with Gores Metropoulos, Inc. (Nasdaq: GMHI, GMHIU, GMHIW), a special purpose acquisition company, has struck a deal with Mobileye, an Intel company, to supply Luminar lidar for the company’s Autonomous Vehicle (AV) Series solution in its next phase of driverless car development and testing.

As part of the agreement, Mobileye will collaborate with Luminar to use its lidar for the first generation of its level 4 Mobility-as-a-Service (MaaS) pilot and driverless fleet in key markets around the world, including Tel Aviv, Israel; Dubai, UAE; Paris, France; and Daegu City, South Korea.

Luminar’s technology will be used to enable Mobileye’s TRUE REDUNDANCY™ solution which is uniquely comprised of multiple self-contained sensor systems to enable uncompromised safety and validation for level 4 driving. By processing completely independent streams of data from 360-surround view cameras, lidar, and radar, the solution ensures significantly greater perception accuracy and eliminates the impact of disruptions to an individual sensor.

“Mobileye disrupted the auto industry to become the undisputed king of ADAS, and with the right partner is uniquely positioned to enable autonomy at an unprecedented scale,” said Austin Russell, Founder and CEO of Luminar Technologies. “After collaborating with Mobileye for over a year, we’re excited to formalize this deal and work towards a shared vision of making autonomy safe and ubiquitous.”

Luminar has secured a total of 50 commercial partners across passenger vehicle, trucking, and robo-taxi verticals, representing approximately 75% of major players in the targeted customer ecosystem. Luminar’s accelerating commercial traction has resulted in opportunities to convert 12 of its OEM programs and engagements from development stage into production. Key 2020 achievements across its three key verticals include:

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Passenger Vehicle – Luminar has secured the industry’s first series production deal for consumer vehicles starting in 2022. Luminar remains on schedule with first Iris sensors now running live on vehicles. Luminar is partnered with seven of the top 10 largest automakers at various development stages, with timelines to series production landing between 2022-2025.

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Trucking – Luminar is partnered with the largest global truck OEM to commercialize Level 4 autonomous trucks for long-haul highway use cases; Luminar is now also powering all other major autonomous trucking programs globally.

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Mobility-as-a-service – Luminar is now working with a number of major next-generation autonomous robo-taxi programs, with particular focus on those closer to series production, including Mobileye’s internal Mobility-As-A-Service program.

ABOUT LUMINAR

Luminar is an autonomous vehicle sensor and software company with the vision to make autonomy safe and ubiquitous by delivering the only lidar and associated software that meets the industry’s stringent performance, safety, and economic requirements. Luminar has rapidly gained 50 industry partners, including 7 of the top 10 global automotive OEMs, and has received minority investments from the world’s largest commercial vehicle manufacturer, Daimler Truck AG and Volvo, a global leader in automotive safety, to bring autonomous trucks and cars to highways, respectively. Founded in 2012, Luminar is a 350-person team with offices in Palo Alto, Orlando, Colorado Springs, Detroit, and Munich. For more information please visit www.luminartech.com.

In August, Luminar announced it entered into a definitive agreement to merge with Gores Metropoulos, Inc. (Nasdaq: GMHI, GMHIU and GMHIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC. The transaction is expected to close in the fourth quarter of 2020, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the Luminar Technologies, Inc. name and will remain listed on Nasdaq under the new ticker symbol “LAZR.”

Additional Information about the Transactions and Where to Find It

Gores Metropoulos has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) and has mailed the definitive proxy statement/consent solicitation statement/prospectus contained therein and other relevant documents to its stockholders. The Registration Statement is now effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, contains important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of Gores Metropoulos’ stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Gores Metropoulos stockholders and other interested persons are advised to read the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain important information about the proposed transactions. The definitive proxy statement/consent solicitation statement/prospectus has been mailed to Gores Metropoulos stockholders as of October 14, 2020, the record date established for voting by Gores Metropoulos stockholders on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Gores Metropoulos stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

Gores Metropoulos, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos stockholders in connection with the proposed transactions. Gores Metropoulos stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Gores Metropoulos in Gores Metropoulos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Gores Metropoulos stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed transactions. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is included in the Registration Statement.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Gores Metropoulos’ or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities OEM conversions, potential timelines, and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos’ or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos’ or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Gores Metropoulos or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of Gores Metropoulos, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Gores Metropoulos. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither Gores Metropoulos nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Gores Metropoulos’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

CONTACTS

Media

Nicole Phelan

press@luminartech.com

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

Luminar-SVC@sardverb.com

Investors

Michael Beer

michaelbeer@luminartech.com

For inquiries regarding The Gores Group and affiliates, please contact:

Jennifer Kwon Chou

The Gores Group

jchou@gores.com